UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of January 2005

(Commission File.  No 0-30718).

SIERRA WIRELESS, INC., A CANADA CORPORATION

(Translation of registrant’s name in English)

13811 Wireless Way

Richmond, British Columbia, Canada V6V 3A4

(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    ☐     40-F    ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:    ☐    No:    ☒

NEWS RELEASE TRANSMITTED BY CCNMatthews

FOR:   Sierra Wireless, Inc.

TSX:  SW

Nasdaq:  SWIR

January 26, 2005

Sierra Wireless Reports Fourth Quarter and Fiscal Year 2004 Results

VANCOUVER, BRITISH COLUMBIA – Sierra Wireless, Inc. (NASDAQ:  SWIR, TSX:  SW) is reporting fourth quarter results, including revenue of $58.8 million, a profit of $7.3 million and positive cash flow from operations.  The company is also reporting 2004 revenues of $211.2 million and net earnings of $24.9 million.

Our results are reported in US dollars and are prepared in accordance with United States generally accepted accounting principles.

“2004 was a year of extraordinary growth and profitability for Sierra Wireless.  Revenues for the year of $211.2 million were up 108% over 2003, while earnings were $24.9 million, up from $2.3 million the previous year.  We have enjoyed strong demand for our PC card and embedded module products, particularly in North America.  Revenues for the fourth quarter were up 70%, compared to the same quarter in 2003, while earnings were $7.3 million, up from $1.9 million.  Our channel partners reported a record level of sell through to end customers for the fourth quarter”, said David Sutcliffe, Chairman and Chief Executive Officer.  “After more than doubling revenues in 2004, we expect 2005 sales to get off to a considerably slower start.  We continue to make aggressive investments in product and market development to provide the foundation for further profitable growth.  Our major product and market development investments include UMTS/HSDPA PC Cards, CDMA EVDO embedded modules and PC Cards, and Voq Professional Phones.”

Results for the fourth quarter of 2004, relative to company guidance provided on October 27, 2004:

Fourth quarter revenue for 2004 of $58.8 million was below our guidance of approximately $63.0 million.  Gross margin was 38.8%, below our guidance range of 39.0% to 40.0%.  Operating expenses were $15.8 million, better than our guidance range of $16.0 to $16.9 million.  Our net earnings of $7.3 million, or diluted earnings per share of $0.28, were below our guidance of net earnings of approximately $7.7 million, or diluted earnings per share of $0.29.  Our cash flow from operations was $5.8 million, consistent with our guidance of positive cash flow.

Our revenue in the fourth quarter relative to guidance was affected by lower than expected, although still robust, demand for PC cards.  This was partially offset by better than expected results in our embedded modules business.  Our gross margin percentage varied principally as a result of product mix.

Results for the fourth quarter of 2004, compared to the fourth quarter of 2003:

Fourth quarter revenue increased by 70% to $58.8 million in 2004, from $34.6 million for the same period in 2003.  Gross margin decreased to 38.8%, compared to 41.1%.  Operating expenses were $15.8 million in the fourth quarter of 2004, compared to $13.0 million for the same period in 2003.  Net earnings for the fourth quarter of 2004 were $7.3 million, or diluted earnings per share of $0.28, compared to net earnings of $1.9 million, or diluted earnings per share of $0.08, in the fourth quarter of 2003.

Results for the fourth quarter of 2004, compared to the third quarter of 2004:

Revenue for the three months ended December 31, 2004 amounted to $58.8 million, compared to $59.1 million in the third quarter of 2004.  Gross margins were $22.8 million, or 38.8%, in the fourth quarter of 2004, compared to $23.0 million, or 39.0%, in the third quarter of 2004.  Operating expenses were $15.8 million in the fourth quarter of 2004, compared to $15.4 million in the third quarter of 2004.  Net earnings were $7.3 million for the fourth quarter of 2004, or diluted earnings per share of $0.28, compared to net earnings of $7.1 million, or diluted earnings per share of $0.27, for the third quarter of 2004.

Results for fiscal year 2004, compared to fiscal year 2003:

Revenue for the year ended December 31, 2004 increased by 108% to $211.2 million, compared to $101.7 million in 2003.  Gross margin for 2004 was 39.6%, compared to 40.5% for 2003.  Operating expenses were $56.3 million in 2004, compared to $39.7 million in 2003.  Net earnings were $24.9 million in 2004, or $0.96 per diluted share, compared to $2.3 million in 2003, or $0.12 per diluted share.

Fourth Quarter Highlights Included:

Progress on products for CDMA 2000 networks and channels:

•                  We announced a distribution agreement with Premier Wireless Solutions, a distributor of wireless machine-to-machine fixed and mobile communications services and products, for our embedded CDMA modules. Under the agreement, Premier Wireless will distribute and offer integration support services for the Sierra Wireless EM3420 embedded module.

•                  We announced that the Sierra Wireless AirCard® 580 wireless wide area network card is now available in Australia for use on Telstra’s CDMA 1xEV-DO network, offering mobile professionals high speed wireless connectivity on one of the most advanced wireless networks available.

Progress on products for GSM/GPRS/EDGE networks and channels:

•                  We announced that the quad-band AirCard 775 for EDGE networks is available for purchase from AT&T Wireless (now part of Cingular). The AirCard 775 provides mobile users with data rates up to three times faster than on GPRS networks, providing fast, wireless connectivity to the Internet, e-mail, and corporate applications.

•                  We announced the introduction of AirCard Manager, a web-based software solution for the Sierra Wireless AirCard product line, designed to support enterprise customers that require an automated, seamless approach to software installation and end-user configuration.

•                  We announced that the MP 775 GPS rugged wireless modem is now available in the United States for use on the Cingular Wireless EDGE network. With quad-band functionality for worldwide connectivity and data transfer rates averaging 100 to 130 kbps, the MP 775 offers fast, secure wireless access to mission critical corporate and government applications.

Progress on the Voq Professional Phone™:

•                  Together with USA.NET, we announced that the Voq Professional Phone is now available from USA.NET through an initiative to offer an end-to-end voice, data, and email solution to mobile professionals. The Voq Professional Phone, a tri-band Windows Mobile-based Smartphone designed for mobile professionals, is available from USA.NET for $299, when bundled with a voice and data service plan from AT&T Wireless (now part of Cingular) and a hosted Microsoft Exchange 2003 or POP3 eMessaging service plan from USA.NET.

Corporate Developments:

•                  Subsequent to quarter end, we announced two new appointments to our senior management team. Dan Schieler has been promoted to Senior Vice President of Worldwide Sales, responsible for global sales, distribution, and pre-sales technical support functions. In addition, Trent Punnett joins us as Vice President, Marketing.  Mr. Punnett will be responsible for our global marketing initiatives, including strategic marketing, product management and corporate marketing and communications.

Financial Guidance

The following guidance for the first quarter of 2005 reflects our current business indicators and expectations.  Inherent in this guidance are risk factors that are described in detail in our regulatory filings.    Our actual results could differ materially from those presented below.  All figures are approximations based on management’s current beliefs and assumptions and are subject to change.

Following our considerable revenue and earnings growth in 2004, we expect a significant reduction in our business in early 2005.  We expect revenue in the first quarter of 2005 to be approximately $40 million less than in Q4 2004.  This is partially a result of lower sales from embedded modules that will not include further shipments to palmOne for the Treo600.  We also expect that Q1 demand for PC cards will be lower as a result of channel inventory levels at some of our channel partners that is already sufficient to meet their short term customer demand and the near term impact of increased competition, and resulting loss of market share, in the EVDO PC card market.

During 2005, we expect to increase our research and development efforts to ensure we are well positioned with new products that will take advantage of market opportunities associated with the deployment of 3G networks.

Q1 2005 Guidance

Revenue	$18 - $20 million
Gross margin	34% - 35%
Operating expenses	$16.5 – $17.0 million
Net loss	$(9.2) – (9.9) million
Loss per share	$(0.35) - $(0.38)

Cash flow from operations	Negative

Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties.  These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact.  Our expectations regarding future revenues and earnings depend upon our ability to develop, manufacture, supply and market new products that we do not produce today and that meet defined specifications.  When used in this press release, the words “plan”, “expect”, “believe”, and similar expressions generally identify forward-looking statements.  These statements reflect our current expectations.  They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market.  In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

About Sierra Wireless

Sierra Wireless is a leader in delivering highly differentiated wireless solutions that enable our customers to improve their productivity and lifestyle.  Sierra Wireless develops and markets AirCard, the industry-leading wireless PC card line for portable computers; embedded modules for OEM wireless applications; the MP line of rugged vehicle-mounted connectivity solutions and Voq, a line of professional phones with easy-to-use, secure software solutions for mobile professionals. For more information about Sierra Wireless, please visit www.sierrawireless.com.  For more information on Voq professional phones, please visit www.voq.com.

“AirCard” and “Voq” are trademarks of Sierra Wireless, Inc.  Other product or service names mentioned herein may be the trademarks of their respective owners.

Conference Call and Instant Replay

We will host a conference call to review our results on January 26, 2005 at 2:30 PM PST, 5:30 PM EST.  To participate in this conference call, please dial the following toll free number approximately ten minutes prior to the commencement of the call:

1-800-404-8949   Passcode:  Not required

or

1-416-641-6452   Passcode:  Not required

Should you be unable to participate, Instant Replay will be available for seven business days following the conference call by dialing:

1-800-558-5253   Passcode:  21216148

or

1-416-626-4100   Passcode:  21216148

We look forward to having you participate in our call.

FOR FURTHER INFORMATION PLEASE CONTACT:

Sierra Wireless, Inc.

David G. McLennan

Chief Financial Officer

(604) 231-1185

Website: www.sierrawireless.com

Email: dmclennan@sierrawireless.com

INDUSTRY : CMT

SUBJECT : ERN

SIERRA WIRELESS, INC.

Consolidated Statements of Operations and Deficit

(Expressed in thousands of United States dollars, except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (GAAP))

	Three months ended December 31,		Year ended December 31,
	2004	2003	2004	2003
	(Unaudited)		(Audited)

Revenue	$58,820	$34,573	$211,205	$101,709
Cost of goods sold	35,974	20,370	127,600	60,551
Gross margin	22,846	14,203	83,605	41,158

Expenses
Sales and marketing	5,866	3,613	20,029	11,585
Research and development, net	7,231	5,621	24,527	15,994
Administration	2,041	2,198	8,993	6,597
Restructuring and other charges	—	—	289	1,220
Integration costs	—	921	—	1,947
Amortization	651	638	2,438	2,327
	15,789	12,991	56,276	39,670
Earnings from operations	7,057	1,212	27,329	1,488

Other income	1,251	768	1,989	965
Earnings before income taxes	8,308	1,980	29,318	2,453
Income tax expense	1,042	55	4,398	198
Net earnings	7,266	1,925	24,920	2,255
Deficit, beginning of period	(53,655)	(73,234)	(71,309)	(73,564)
Deficit, end of period	$(46,389)	$(71,309)	$(46,389)	$(71,309)

Earnings per share for the period:
Basic	$0.29	$0.09	$0.99	$0.12
Diluted	$0.28	$0.08	$0.96	$0.12

Weighted average number of shares (in thousands)
Basic	25,339	22,563	25,212	18,442
Diluted	25,891	23,383	26,064	18,989

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

(Audited)

	December 31, 2004	December 31, 2003

Assets
Current assets:
Cash and cash equivalents	$131,846	$70,358
Short-term investments	—	14,760
Accounts receivable	22,506	21,566
Inventories	11,090	1,511
Prepaid expenses	5,021	2,223
	170,463	110,418

Long-term investments	—	24,639
Fixed assets	10,044	5,985
Intangible assets	14,208	14,620
Goodwill	19,227	19,706
Deferred income taxes	500	500
Other assets	1,152	—
	$215,594	$175,868

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$4,122	$5,966
Accrued liabilities	33,890	22,221
Deferred revenue and credits	461	399
Current portion of long-term liabilities	758	1,328
Current portion of obligations under capital lease	664	141
	39,895	30,055

Long-term liabilities	1,747	2,266
Obligations under capital lease	287	—

Shareholders’ equity:
Share capital	218,805	214,047
Additional paid-in capital	440	—
Warrants	1,538	1,538
Deficit	(46,389)	(71,309)
Accumulated other comprehensive loss	(729)	(729)
	173,665	143,547
	$215,594	$175,868

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

	Three months ended December 31,		Year ended December 31,
	2004	2003	2004	2003
	(Unaudited)		(Audited)

Cash flows from operating activities:
Net earnings for the period	$7,266	$1,925	$24,920	$2,255
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities
Amortization	1,937	1,276	6,915	5,669
Non-cash restructuring and other charges	—	—	289	895
Loss (gain) on disposal	1	—	(66)	2
Accrued warrants	—	57	—	386
Changes in operating assets and liabilities
Accounts receivable	7,166	(2,823)	(1,384)	(5,360)
Inventories	(2,475)	1,418	(9,579)	5,878
Prepaid expenses	(869)	(1,375)	(2,798)	(1,087)
Accounts payable	(6,740)	4,276	(1,844)	225
Accrued liabilities	(580)	(1,395)	12,588	5,296
Deferred revenue and credits	131	(31)	62	101
Net cash provided by operating activities	5,837	3,328	29,103	14,260

Cash flows from investing activities:
Business acquisitions	—	159	—	33
Proceeds on disposal	2	—	69	4
Purchase of fixed assets	(1,584)	(997)	(7,120)	(1,972)
Increase in intangible assets	(441)	(149)	(2,123)	(4,077)
Decrease (increase) in other assets	574	—	(1,152)	—
Purchase of long-term investments	—	(24,639)	(21,369)	(24,639)
Proceeds on disposal of long-term investments	—	—	46,186	—
Purchase of short-term investments	(51)	(14,933)	(21,305)	(25,103)
Proceeds on maturity of short-term investments	1,683	9,075	36,247	10,492
Net cash provided by (used in) investing activities	183	(31,484)	29,433	(45,262)

Cash flows from financing activities:
Issue of common shares, net of share issue costs	326	68,263	4,758	68,623
Repayment of long-term obligations	(439)	(439)	(1,806)	(2,104)
Net cash provided by (used in) financing activities	(113)	67,824	2,952	66,519

Net increase in cash and cash equivalents	5,907	39,668	61,488	35,517
Cash and cash equivalents, beginning of period	125,939	30,690	70,358	34,841
Cash and cash equivalents, end of period	$131,846	$70,358	$131,846	$70,358

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ David G. McLennan
David G. McLennan, Chief Financial Officer and Secretary

Date: January 28, 2005